FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For September 13, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated September 13, 2007

2.

Material Change Report dated September 13, 2007 (re: September 13/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  September 13, 2007

By:

“Tony M. Ricci”

 (Name)

Its:

Chief Financial Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Provides Status Update of Audited Annual Financial Statements

Vancouver, BC – September 13, 2007:  Further to its previous news releases regarding the status of its audited annual financial statements, Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announced today that the Company intends to file its annual financial statements, annual Management Discussion & Analysis related thereto and its Annual Information Form in Form 20-F, for the 15-month period ended April 30, 2007, no later than September 29, 2007.

As previously mentioned, in advance of the July 30th, 2007, filing deadline, Petaquilla notified the British Columbia and Ontario securities regulators of the anticipated filing default and applied for the issuance of a management cease trade order.  The order, which was issued on July 31st, 2007, by the British Columbia Securities Commission, as the Company’s principal regulator, prohibits trading in Petaquilla shares by its directors, officers and other insiders of the Company and those who have been directors, officers or insiders of the Company during the period that the financial statements are being prepared until the necessary financial filings are submitted and the order has been revoked.

Pursuant to CSA Staff Notice 57-301, Petaquilla has filed with the regulators an initial Notice of Default dated July 25, 2007, two bi-weekly Default Status Report dated August 13, 2007, and August 27, 2007, respectively, and its third Default Status Reports dated September 13, follows.

The Company also advises that it intends to file its interim financial statements for its first quarter covering the period May 1, 2007, to July 31, 2007, on or before October 5, 2007.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

CSA Staff Notice 57-301

Appendix B

Default Status Report

Petaquilla Minerals Ltd. (the “Issuer”) hereby gives notice to the British Columbia Securities Commission and the Ontario Securities Commission pursuant to CSA Staff Notice 57-301 – Failing to File Financial Statements on Time – Management Cease Trade Orders as follows:

1.

the Notice of Default of the Issuer dated July 25, 2007, stated that the Issuer intended to file its audited annual   financial statements and related management discussion and analysis for the period February 1, 2006, to April 30,   2007 (the “Financial Statements”) by August 17, 2007, and in any event by no later than September 27, 2007;

2.

the Default Status Report dated August 13, 2007, stated the Issuer anticipated filing its annual financial statements   and related annual filings by August 31, 2007, and in any event no later than September 27, 2007.

3.

the Default Status Report dated August 27, 2007, stated the Issuer anticipated filing its annual financial statements   and related annual filings by September 14, 2007, and in any event no later than September 27, 2007.

4.

The Issuer continues to work with its auditor in order to complete the audit of the Issuer’s financial statements as soon   as possible and, as of the date of this Default Status Report, the Issuer has not failed to fulfill its stated intention of   filing its audited annual financial statements and related management discussion and analysis for the period February   1, 2006, to April 30, 2007 (the “Financial Statements”) by September 14, 2007, but the Issuer advises that this   previously proposed filing date will likely not be met and that the Issuer anticipates filing its annual financial   statements and related annual filings no later than September 29, 2007;

5.

The Issuer’s first quarter interim financial statements covering the period May 1, 2007, to July 31, 2007, are due for   filing on September 14, 2007.  However, as the Issuer requires audited annual financial statements in order to   complete the first quarter interim financial statements, the Issuer intends to file its first quarter financial filings no   later than October 5, 2007.

6.

Other than as detailed in Items 4 and 5 above, there are no other material changes to the information contained in the   Notice of Default of the Issuer dated July 25, 2007, nor in the Issuer’s Default Status Reports dated August 13, 2007,   and August 27, 2007, respectively ; and

7.

Except as may be contained in the Financial Statements, there is no material information concerning the affairs of the   Issuer that has not been generally disclosed.

DATED this 13th of September, 2007.

PETAQUILLA MINERALS LTD.

Per:

”Tony M. Ricci”

Tony M. Ricci

Chief Financial Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

September 13, 2007

Item 3.

News Release

The Company’s news release dated September 13, 2007, was disseminated by Marketwire, Incorporated on September 13, 2007.

Item 4.

Summary of Material Change

The Company updated the status of its audited annual financial statements.  The Company intends to file its annual financial statements and related annual filings by September 29, 2007, and provided the third of its bi-weekly updates to its Notice of Default dated September 13, 2007.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated September 13, 2007

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Provides Status Update of Audited Annual Financial Statements

Vancouver, BC – September 13, 2007:  Further to its previous news releases regarding the status of its audited annual financial statements, Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announced today that the Company intends to file its annual financial statements, annual Management Discussion & Analysis related thereto and its Annual Information Form in Form 20-F, for the 15-month period ended April 30, 2007, no later than September 29, 2007.

As previously mentioned, in advance of the July 30th, 2007, filing deadline, Petaquilla notified the British Columbia and Ontario securities regulators of the anticipated filing default and applied for the issuance of a management cease trade order.  The order, which was issued on July 31st, 2007, by the British Columbia Securities Commission, as the Company’s principal regulator, prohibits trading in Petaquilla shares by its directors, officers and other insiders of the Company and those who have been directors, officers or insiders of the Company during the period that the financial statements are being prepared until the necessary financial filings are submitted and the order has been revoked.

Pursuant to CSA Staff Notice 57-301, Petaquilla has filed with the regulators an initial Notice of Default dated July 25, 2007, two bi-weekly Default Status Report dated August 13, 2007, and August 27, 2007, respectively, and its third Default Status Reports dated September 13, follows.

The Company also advises that it intends to file its interim financial statements for its first quarter covering the period May 1, 2007, to July 31, 2007, on or before October 5, 2007.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

CSA Staff Notice 57-301

Appendix B

Default Status Report

Petaquilla Minerals Ltd. (the “Issuer”) hereby gives notice to the British Columbia Securities Commission and the Ontario Securities Commission pursuant to CSA Staff Notice 57-301 – Failing to File Financial Statements on Time – Management Cease Trade Orders as follows:

8.

the Notice of Default of the Issuer dated July 25, 2007, stated that the Issuer intended to file its audited annual financial   statements and related management discussion and analysis for the period February 1, 2006, to April 30, 2007 (the “Financial   Statements”) by August 17, 2007, and in any event by no later than September 27, 2007;

9.

the Default Status Report dated August 13, 2007, stated the Issuer anticipated filing its annual financial statements and   related annual filings by August 31, 2007, and in any event no later than September 27, 2007.

10.

the Default Status Report dated August 27, 2007, stated the Issuer anticipated filing its annual financial statements and   related annual filings by September 14, 2007, and in any event no later than September 27, 2007.

11.

The Issuer continues to work with its auditor in order to complete the audit of the Issuer’s financial statements as soon as   possible and, as of the date of this Default Status Report, the Issuer has not failed to fulfill its stated intention of filing its   audited annual financial statements and related management discussion and analysis for the period February 1, 2006, to April   30, 2007 (the “Financial Statements”) by September 14, 2007, but the Issuer advises that this previously proposed filing   date will likely not be met and that the Issuer anticipates filing its annual financial statements and related annual filings no   later than September 29, 2007;

12.

The Issuer’s first quarter interim financial statements covering the period May 1, 2007, to July 31, 2007, are due for filing on   September 14, 2007.  However, as the Issuer requires audited annual financial statements in order to complete the first   quarter interim financial statements, the Issuer intends to file its first quarter financial filings no later than October 5, 2007.

13.

Other than as detailed in Items 4 and 5 above, there are no other material changes to the information contained in the Notice   of Default of the Issuer dated July 25, 2007, nor in the Issuer’s Default Status Reports dated August 13, 2007, and August   27, 2007, respectively ; and

14.

Except as may be contained in the Financial Statements, there is no material information concerning the affairs of the Issuer   that has not been generally disclosed.

DATED this 13th of September, 2007.

 PETAQUILLA MINERALS LTD.

Per:

”Tony M. Ricci”

Tony M. Ricci

Chief Financial Officer